News Release

January 15, 2007	SVU: TSX
N.R. 2007-2

Spur Ventures a Founding Member of the International Plant Nutrition Institute

Vancouver, Canada – Spur Ventures Inc. (TSX-SVU, NASDAQ OTC BB-SPVEF) announced today that it is one of the founding members of the International Plant Nutrition Institute (IPNI) and one of only two founding members in China.

“To better serve our customers, Spur needs to anticipate their needs and to capitalize on the emerging trends in China for more efficient, effective and environmentally sound fertilizers, and biological fertilizers” Dr. Rob Rennie, Spur’s President and CEO stated.

“I have spoken to our investors about Spur’s intention to leverage from the strengths of the new marketing organization we are in the process of acquiring from Hebei Tianren and to introduce new products and services into the Chinese agricultural value chain” Rennie continued. “This concept is called “bundling”, and involves delivering to the distributor and farmer all of the knowledge, products and services that farmers need to grow their crops - a one stop shop.” Rennie explained.

Spur believes that the products it sells must meet both the performance and economic expectations of its farm customers. That means evaluation by competent but independent authorities who have credibility with the ultimate customer, the Chinese farmer.

The International Plant Nutrition Institute (IPNI) is a new global, scientific and agronomic organization dedicated to provide an independent, coordinated scientific foundation for fertilizer nutrient use and to scientifically address associated environmental issues. It is the successor to the Potash and Phosphate Institute (PPI) and already has extensive research capability in China, North, Central and South America, India and South East Asia.

The IPNI will be composed of fertilizer industry companies that are basic producers of nitrogen, phosphate, potash and sulphur for agricultural use.

The fifteen Founding Members of IPNI are Agrium Inc., Arab Potash Company, Belarusian Potash Company, Bunge Fertilizantes S.A., CF Industries Holding, Inc., Intrepid Mining, LLC., K+S Kali GmbH, Mosaic, PotashCorp, Saskferco, Simplot, Sinochem Hong Kong Ltd., Spur Ventures Inc., SQM, Terra Industries Inc., and Uralkali.

More information can be found in the audited financial statements and the related notes and the management discussions and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the company’s website: www.spur-ventures.com

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

Spur intends to be the Fastest Growing Integrated Supplier of Plant Nutrients for the Chinese Farmer

For further information, please contact Dr. Robert Rennie (rrennie@spur-ventures.com) or Mr. Michael Kuta at 604-697-6201 (mkuta@spur-ventures.com).

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com